EXHIBIT 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

MidWestOne Financial Group, Inc.:

We consent to the use of our report dated March 23, 2007, with respect to the consolidated balance sheets of MidWestOne Financial Group, Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, included herein and to the reference to our firm under the heading “Experts” in Amendment No. 2 to the Registration Statement on Form S-4 of ISB Financial Corp. and in the joint Proxy Statement Prospectus included therein.

Our report refers to a change in the Company’s accounting for stock-based compensation.

/s/ KPMG LLP

Des Moines, Iowa

January 18, 2008